

05039417

NITED STATES
ID EXCHANGE COMMISSION
.iington, D.C. 20549

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BB 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005
WASHINGTON

SEC FILE NUMBER

8- 34631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2004__ AND ENDING __12/31/2004__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDS Financial Corp

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

558 "B" Street, 2nd Floor
                        (No. and Street)

Santa Rosa, CA 95401-5274

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Donald G. Gloisten__
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION   805/653-5944

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hovik M. Khaloian
                (Name – if individual, state last, first, middle name)

520 N. Central Ave., Suite 650, Glendale, CA 91203
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Donald G. Gloisten_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GBS Financial Corp._____ , as of _December 31,_____, 20 _04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF CALIFORNIA COUNTY OF VENTURA

SUBSCRIBED AND SWORN TO BEFORE ME

THIS _18th_ DAY OF _FEB._ , _2005_,

BY _Donald G. Gloisten_

_____

NOTARY PUBLIC

Notary Public

~~Donald Glasle~~
Signature

CEO
_____
Title

RAMESH MANWANI
Commission # 1346729
Notary Public - California
Ventura County
My Comm. Expires Mar 16, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2004

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

January 28, 2005

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$ 226,594
Deposit with clearing broker	91,209
Commissions receivable (Note 1)	320,613
Receivable from non-customers	61,687
Note receivable-stockholders (Note 4)	87,334
Securities owned, at market (Note 1)	130,350
Prepaid income taxes	62,676
Deferred income taxes (Note 3)	4,400
Other assets (Note 1)	47,792
Property and equipment at cost, less accumulated depreciation of $108,282 (Note 1)	45,932
TOTAL ASSETS	**$ 1,078,587**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 151,859
Commissions payable	385,729
Deferred income Taxes (Note 3)	17,100
	554,688
COMMITMENTS AND CONTINGENCIES (Note 5)	-
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	62,386
Retained earnings	457,013
TOTAL STOCKHOLDERS' EQUITY	523,899
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,078,587

The accompanying notes are an integral part
of these financial statements.

Hovik M. Khaloian
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUES	
Commissions	$ 6,353,469
Net investment gains (losses)	87,275
Interest and dividends	279,049
Consulting revenue	93,423
	6,813,216
EXPENSES	
Commissions and brokerage costs	5,236,275
Employee compensation and benefits	993,451
Occupancy and equipment rental	89,163
Taxes, other than income taxes	55,756
Other operating expenses	355,411
	6,730,056
INCOME BEFORE INCOME TAXES	83,160
INCOME TAXES (Note 3)	
Current	18,400
Deferred	12,800
	31,200
NET INCOME	$ 51,960

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

| | Common Stock | | Additional | | |
	Number of Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2004	30	$ 4,500	$ 62,386	$405,053	$471,939
Net income	-	-	-	51,960	51,960
Balance at December 31, 2004	30	$ 4,500	$ 62,386	$457,013	$523,899

The accompanying notes are an integral part
of these financial statements.

4

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers	$ 6,636,988
Cash paid to suppliers and employees	(6,818,312)
Interest received	279,049
Interest paid	(1,107)
Income taxes paid	(152,268)
NET CASH (USED) BY OPERATING ACTIVITIES	(55,650)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in deposit with clearing broker	15,515
Increase in receivable from non-customers	(24,996)
Increase in other assets	(7,128)
Purchase of property and equipment	(20,410)
NET CASH (USED) BY INVESTING ACTIVITIES	(37,019)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in note receivable-stockholders	(4,401)
NET CASH (USED) BY FINANCING ACTIVITIES	(4,401)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(97,070)
CASH AND CASH EQUIVALENTS - Beginning of Year	323,664
CASH AND CASH EQUIVALENTS - End of Year	$ 226,594

RECONCILIATION OF NET INCOME TO NET CASH
(USED) BY OPERATING ACTIVITIES
Net income	$ 51,960
Non-cash expenses included in net income:	
Depreciation and amortization	4,928
Deferred income taxes	12,800
Changes in assets and liabilities:	
Decrease in commissions receivable	102,821
(Increase) in securities owned	(55,302)
(Increase) in prepaid income taxes	(62,676)
Increase in accounts payable and accrued expense	31,695
(Decrease) in commissions payable	(70,756)
(Decrease) in income taxes payable	(71,120)
NET CASH (USED) BY OPERATING ACTIVITIES	$ (55,650)

The accompanying notes are an integral part
of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public.

Securities
Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents
The Company considers money market funds as cash equivalents.

Property and Equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Other Assets
Other assets consist of prepaid expenses of $44,687, deposits of $2,069, organization costs net of amortization of $3,270, and miscellaneous assets of $1,036. The Company has fully amortized organization costs on a straight-line basis over five years.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2004, the Company had net capital of $142,816 which was $42,816 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 3.8 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities comprised of the following at December 31, 2004:

Deferred Tax assets:	
Salary accruals	$ 1,800
State income Taxes	2,600
	4,400
Valuation allowance	-
	$17,100
Deferred tax liabilities:	
Depreciation	$17,100

NOTE 4 - NOTE RECEIVABLE-STOCKHOLDERS

5.5% unsecured note receivable from stockholders with interest only annual payments through April 2010. The principal balance of $80,000 will become due and payable on April 30, 2010.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under an operating lease agreement from its stockholders. The lease requires monthly rentals of $3,000 and expires in May 2007.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $1,250.

Future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

Year ending December 31,	
2005	$ 36,000
2006	36,000
2007	15,000
Total	$ 87,000

Total rent expense for the year ended December 31, 2004 amounted to $89,163, including amounts paid to stockholders of $33,300.

Retirements Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. The contributions to the profit sharing plan for the year ended December 31, 2004 amounted to $64,313.

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2004 amounted to $31,414.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

NASD Investigation

As a result of a routine examination in 2001 by the United States Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations.

Litigation

The Company is a defendant in a pending arbitration before the National Association of Securities Dealers. Inc. (NASD) in connection with a claim filed by a former registered representative alleging breach of contract and various torts, including defamation. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
GBS FINANCIAL CORP.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

NET CAPITAL
Total stockholders' equity $ 523,899

Deductions and/or charges
  Non-allowable assets:
    Commissions receivable
      Net of commissions payable $ 54,574
    Receivable from non-customers   61,687
    Note receivable-stockholders   87,334
    Prepaid income taxes   62,676
    Deferred income taxes   4,400
    Other assets   47,792
    Property and equipment   45,932   364,395

Net capital before haircuts on
  securities positions   159,504

Haircuts on securities (computed,
  where applicable, pursuant to
  Rule 15c3-1(c)(2):
    Trading and investment securities:
      Common stocks   7,554
      Preferred stocks   1,285
      Money market mutual funds   44
      Other   7,805   16,688

                NET CAPITAL $ 142,816

AGGREGATE INDEBTEDNESS
  Items included in statement of financial condition:
    Accounts payable and accrued expenses $ 151,859
    Commissions payable   385,729

            TOTAL AGGREGATE INDEBTEDNESS $ 537,588

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

  Minimum net capital required, 6 2/3% of aggregate
    indebtedness or $100,000 if greater $ 100,000

  Excess net capital $ 42,816

Ratio: Aggregate indebtedness to net capital   3.8 to 1

GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2004

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 469,526	$ 235,914
Increase in non-allowable assets and	-	(73,439)
Increase in accounts payable accrued expenses	68,062	(68,062)
Other audit adjustments	-	48,403
Per Schedule I	$ 537,588	$ 142,816

SCHEDULE III
GBS FINANCIAL CORP.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of December 31, 2004

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the GBS Financial Corp. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. The company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(b) and was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company did not carry security accounts for customers or perform custodial functions relating to customer funds or securities during the year ended December 31, 2004.

The management of the company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Hovik M. Khaloian

January 28, 2005

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT